DATE: April 3, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

Bonds Issued on March 31, 2006

LONDON, United Kingdom, DATE: April 3, 2006 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Reference is made to Crew’s press release of March 21, 2006.

Crew Gold Corporation is pleased to report that on March 31, 2006, Crew received full payment for subscribed bonds of USD 48.5 million and NOK 195 million (approx USD 29.5 million). These bonds have been issued to the subscribers and the corresponding funds have been released to the company.

Jan A. Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com.